

INVEST IN **OUTLAW SOAPS, INC**

$14.9M in Revenue Because We Make Scents So Unique We Have A Monopoly In Our Market

liveoutlaw.com   Sparks, NV

Featured Investors

| Daryl Kato | Jason Calacanis | Springdale Ventures | Bridge Investments |

Daryl Kato

Syndicate Lead

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Danielle and Russ have created a really different kind of company with Outlaw — they're always innovating, challenging themselves to try new things beyond industry norms, as long as it makes business sense.

Danielle, Russ, and Outlaw are truly battle-tested having faced numerous obstacles over the years. Despite setbacks, they always find a way to emerge on the other side of adversity even stronger and with a renewed focus and energy.

This resiliency, agility, and adaptability gives Outlaw a tremendous advantage, and I'm excited to see Outlaw use this advantage and relentless grit to serve an even bigger market.

Invested $5,000 this round & $63,302 previously



Highlights

1. $14.9M in total revenue, $2.2M in 2023, 50%+ of revenue from repeat customers

2. Amazing, passionate, interesting customer base (200,000 Outlaws strong!)

3. Featured in WSJ, WIRED, Oprah.com, Yahoo!, VICE, Cowboys & Indians, and others

4. Iconic, beloved, established Outlaw brand, representing uniquely evocative scent concepts

5. Well-managed, resilient supply chain & production process (most production in-house)

6. Rounds led by Jason Calacanis & Springdale Ventures

7. 100K+ active email subscribers & 160K+ social media followers

8. Ethical production practices & award-winning sustainable packaging choices

Our Team



Danielle Vincent Chief Executive Officer

Entrepreneur of the Year, Entrepreneurs' Organization Marketing & Communications Chair



Russ Vincent Chief Operating Officer

Pioneering Unique Scent Frontiers + Building Amazing Collaborations

By investing in this campaign, you'll own a share of our already-successful company as we expand our business to address an $18.25B market.

With your support, Outlaw can expand our reach to more markets and more people!

This crowdfunding campaign makes it possible to start collaborating on innovative, ethical, high-quality products for artists, influencers, boutiques, hotels, spas, and anyone else wanting to start a scent brand.



Why Is This A Brilliant Investment?*

1. Outlaw is *already* making money. *$14.9M doesn't lie!* People *already* love Outlaw (20% of our 2023 website sales were subscriptions, and 50% were from repeat buyers).

2. Our products are unique, our marketing is unconventional, and our position is differentiated. This means we basically have created a monopoly for what we offer.

3. We haven't scratched the surface of this wonderful customer base. Outlaw's market is an estimated 12M households, spending $18.25B annually across personal care, personal fragrance, and home fragrance categories.

4. This raise will make it possible to continue to build our product line, as well as collaborate with visionary artists, celebrities, influencers, and independent business owners (yes, *you could create a fragrance brand with Outlaw*!).

Why Do YOU Want to Invest in Outlaw?

1. **You believe in what we're building:** Outlaw is a dynamic, ethical, sustainable, imaginative fragrance company, right here in the USA.

2. **You know this has legs:** With an estimated $18.25B market and our established, customer-led approach to product development, Outlaw is positioned to grow significantly in the next 3 - 5 years.

3. **You want the good guys to win:** Russ and Danielle (co-founders of Outlaw) are bringing goodness to the world: hiring good people, paying living wages, offering full benefits and stock options to *all full-time employees*, and building the local economy... all while making INCREDIBLE PRODUCTS that you love. Let's do this *TOGETHER*!



Outlaw's Co-Founders:
Danielle Vincent, CEO
Russell Vincent, COO

How Will This Campaign Increase Our Revenue?

We're opening Outlaw's doors (and catalog) to collaborate with customers, artists, influencers, celebrities, retailers, spas, and hospitality.

We've built the foundation of:

- Innovative, emotionally resonant scent concepts
- Stable vendor partnerships
- Small-batch, agile production
- Ethically made, high-quality products
- *Profitable* customer acquisition through D2C and Amazon channels

And now we can create *new scent collections (including soap, cologne, candles, and more) per month* (including packaging, product pages, and all) with *almost no additional effort or space.*

Two years ago, this wouldn't have been possible. But the technology and market has changed, and, well, here we are!


RUGGED RIDER:
LEATHER
SANDALWOOD
MUSK
WTF SEXINESS
OUTLAW
BAR SOAP
RUGGED RIDER
START YOUR ENGINE
Net Wt. 4oz. (113g)
RUGGED RIDER
RIDE FAST. TAKE CHANCES. KEEP THE RUBBER SIDE DOWN.
OUTLAW
COLOGNE
HANDCRAFTED SCENTS FOR MEN & WOMEN

Rugged Rider, one of our experimental scents, quickly became Outlaw's third best-selling cologne in 2023

The proof is in the products! We've been using our own product development process to test out a bunch of wild scent concepts... and it

has been working!

Why us? Why now? *(but not before)*

1: We Know Our Scents

We've been working with scent's ability to trigger positive memories for *a decade*. We founded Outlaw based on this <u>scientifically validated concept</u>. Our mastery of evocative scent has won the hearts and minds of more than 200,000 customers... and we basically have a monopoly in the market.

2: We're Really Good At AI

Last year, advancements in Artificial Intelligence made it possible to bring ideas to reality in *just a few hours* (given the right input).

3: We're Product Development Experts

Our experience innovating emotionally-driven scent concepts, combined with new Artificial Intelligence (AI) tools, enables us to **leverage our creative ideas and rapidly build out full product concepts.**

4: We're Resourceful Designers

We use our current packaging design, adjust it for the collaboration, and create customized packaging in small runs (at the same per-unit cost as our larger runs). This is perfect for artists who want to showcase their work.

5: We Have Connections

Our suppliers and partnerships make it possible to turn projects around in record time, with dependable results.

6: We're Exceptional Manufacturers

We've made a line-up of top-tier products. We use high-quality, natural ingredients, make sustainable packaging choices, and have crafted our proprietary formulas for consistency... every batch, every time.

7: We're Full-Service

Using AI image generation, we can quickly make high-quality product photos suitable for ecommerce and catalogs:



Is it camera or is it AI?

8: We Know Marketplaces

We can set up Amazon, Shopify, Facebook/Instagram, Google, and TikTok stores, complete with product descriptions and photos.

9: We're Business People

With our experience pricing and positioning products, we help set people up for success (and repeat orders!).

Is This Unique?

Yes. VERY unique. This is a NEW thing.

This means we can create full scent collections in quantities as low as

100 units (including professional, retail-ready packaging), complete with all the product assets, and *even set up marketplaces* (Amazon, Shopify, Facebook) for nearly the same cost as our regular line-up, *at a fraction of the time it takes to get set up with contract manufacturers.*

For comparison, most contract manufacturers require minimum order quantities of 5,000 units or more, need at least 12 weeks of lead time, and cost as much as *or more than* our small-run productions... *and they offer no merchandising support.*

It was *literally impossible* to do this. It wasn't worth creating packaging, products, photos, and marketing for a small run. But now, with these new tools, *we can do it*!

"So, You Do The Whole Thing? People Don't Have To Do *Anything*?" - You, just now

Haha, no. But that's a good question, and I'm glad I put those words in your mouth!

People have to buy the scent development package & products (which, you may notice, is an investor perk at certain levels), and they are responsible for selling the products. This works best if people already have a following or a customer base (influencers, artists, boutiques, hospitality).

Why should Ryan Reynolds and Dwayne Johnson have all the fun?

Celebrities like Ryan Reynolds, Dwayne Johnson, Chris Hemsworth, and Jason Momoa invest in brands, collaborate on products, and then promote the products to build the value of their investments.

How Will We Find People to Collaborate With?

First, we have our own network… Which is significant. Many of our customers are artists and musicians (one of them even won a gold record last July!). We'd start there.

Once we exhausted our own network, we would do cold outreach to artists seeking to offer something beyond prints. We can use their artwork on the packaging for a truly incredible immersive experience.

We've already started with legendary muralist, Bunnie Reiss! Some of the funds from this crowdfunding effort will go toward the product development of our first custom collection of candles.



Bunnie Reiss, Muralist

But Does It Scale?

YES!

Yes, the product development process scales: When we need to expand our services, our repeatable, proprietary system is designed to expand. We can handle 10x growth in our current location (we'd need to add a couple production staff members and a virtual assistant).

This means we can handle 10x the business we currently have, with almost no increase in overhead.

Yes, the customer relationship scales: Because of our relationships with contract manufacturers, we can seamlessly outsource production when orders get to a certain volume. Yes, we'll have longer lead times and bigger minimum order quantities, but the products will have *proven demand.* No gambles needed!

This means our customers are set up for growth, which is our goal!

How Did We Develop This Process?

In the past year and a half, we've been making our product development process so agile and quick that we can launch a new scent *every month,* complete with custom packaging, custom scents, and a systematic marketing flow… for more than 1,000 subscribers.

In the process of innovating the scents for Outlaw, including our monthly releases of the Scent of the Month, we learned a superpower:

We can make product runs in very small batches (<100 minimum quantity), with customized packaging, in customized scents, for relatively low cost, in an insanely quick turnaround time (1 month).

In short, we have created a scalable, repeatable system (including scent brief forms + AI scent concepts).

This, And More!

Yes, we're collaborating with creative people to reach more market segments… but what about Outlaw's own unique offerings? Are we scaling those back?

Heck NO! In fact, this will enable us to create even *more* creative products.

As we order packaging and supplies in greater volume, our costs will

As we order packaging and supplies in greater volume, our costs will come down and we'll be able to continue to innovate on our already-popular scent concepts!


Good afternoon. I just wanted to share my story with ya'll and thank you personally. I am a first responder (firefighter), and 9-11 responder. I have struggled mightily with PTSD and depression. One of the things that came along with that struggle was a severe problem with even basic hygiene. Ever since I discovered Outlaw, self care has become one of the things I look forward to. I still struggle, but I cannot stress enough how big a part of my day you have become. And now I carry my little rubber chicken in my helmet band. Thank you!


eric I love the outlaw family, every month when I get greeted with my package is like getting a gift from an awesome friend I haven't seen in a while. If we could put the social media world of crazy mass marketing into a party, you two would be the couple I'd end up with outside by the fire talking the night away as if we knew each other for years.

Can you feel the love?

⭐⭐⭐⭐⭐ *"This variety subscription is a dream come true for me... I love the woodsy scents, and the smoky ones, and pretty much every new scent of body wash they've sent me has been an instant hit... I used to spend so long smelling all the body washes in the grocery store aisle and choosing one of the guy-scents, or something neutral or odorless, but it was always a hassle and I was only ever barely content with the scents I found, not happy or done searching.*

Somehow Outlaw just works for me, and I never have to waste the time or risk the migraine by shopping for scents anymore. They mail me a top-quality, incredible-smelling body wash is a sturdy metal container on a regular schedule, and I happily move on with my life and showers!" - TM, Los Angeles, CA

For Outlaws, By Outlaws

* Disclaimer: Of course *I* think it's a brilliant investment. I'm the co-founder. But I wouldn't put this campaign together if I didn't truly believe you'd see a worthy return on your investment.